UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended January 29, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-11084

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Kohl’s Department Stores, Inc.

Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kohl’s Corporation

N56 W17000 Ridgewood Drive

Menomonee Falls, WI 53051

REQUIRED INFORMATION

1.	NOT APPLICABLE

2.	NOT APPLICABLE

3.	NOT APPLICABLE

4.	The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm

Kohl’s Department Stores, Inc. Savings Plan

January 29, 2011 and January 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Plan Administrator

Kohl’s Department Stores, Inc. Savings Plan

Menomonee Falls, Wisconsin

We have audited the accompanying statements of assets available for benefits of Kohl’s Department Stores, Inc. Savings Plan as of January 29, 2011 and January 30, 2010 and the related statement of changes in assets available for benefits for the year ended January 29, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of January 29, 2011 and January 30, 2010 and the changes in assets available for benefits for the year ended January 29, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Kohl’s Department Stores, Inc. Savings Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Milwaukee, Wisconsin

July 26, 2011

Kohl’s Department Stores, Inc. Savings Plan

Statements of Assets Available for Benefits

	January 29, 2011	January 30, 2010
Cash	$30,832	$41,148
Investments, at fair value	593,524,961	468,284,477

Receivables:
Company contribution	338,112	13,735,356
Participants’ contributions	532,763	482,131
Participant loan receivables	17,675,702	15,164,905

Assets available for benefits - at fair value	612,102,370	497,708,017
Adjustment from fair value to contract value for interest in collective trust fund relating to fully benefit-responsive investment contracts	(4,082,070)	(2,952,245)

Total assets available for benefits	$608,020,300	$494,755,772

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Statement of Changes in Assets Available for Benefits

Year Ended January 29, 2011

Additions:
Contributions:
Company	$32,853,768
Participants	53,061,428
Rollovers	5,267,235

Total contributions	91,182,431
Net realized and unrealized appreciation in fair value of investments	59,278,378
Loan interest income	637,754
Interest and dividend income	10,016,842

Total additions	161,115,405
Deductions:
Benefit and withdrawal payments	47,850,877

Net increase in assets available for benefits	113,264,528
Assets available for benefits at beginning of year	494,755,772

Assets available for benefits at end of year	$608,020,300

See accompanying notes to financial statements.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

1. Description of Plan

The Kohl’s Department Stores, Inc. Savings Plan (the “Plan”) is a defined-contribution plan covering all full-time and part-time employees of Kohl’s Department Stores, Inc. (the “Company”), a wholly-owned subsidiary of Kohl’s Corporation. All full-time employees are eligible when they are hired and part-time employees are eligible once they reach 1,000 hours of service in any calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Plan agreement for more complete information.

Participants may borrow up to $50,000 from their fund accounts, not to exceed 50% of their vested account balance. Loan term may be up to five years. The loans are secured by the vested balance in the participant’s account and bear interest at a rate equal to the Prime Rate as listed in the Wall Street Journal on the first business day of the month in which the loan is taken. Principal and interest are repaid in substantially equal installments through deductions from each paycheck beginning the first payroll following loan issuance.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

For comparability, certain 2009 amounts have been reclassified to conform with classifications adopted in 2010.

2. Summary of Significant Accounting Policies

Valuation of Investments

The Plan’s investments are valued as follows:

•	Kohl’s Corporation Common Stock is valued at fair value based on the closing price reported in an active market where such shares are traded.

•	Mutual Funds are valued at fair value based on the net asset value of the fund.

•	The Common Collective Trust Index Fund is valued at fair value based on the net asset value of the fund.

•

The Common Collective Trust Fund, a fully-benefit responsive investment contract, is valued at fair value based on the information provided by the issuer of the common collective trust fund, by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit worthiness of the issuer of the specific instruments held by the fund at year end.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

In determining assets available for benefits, the Common Collective Trust Fund is recorded at contract value. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan and represents contributions under the contract, plus earnings (accrued interest), less participant withdrawals and administrative expenses.

Purchases and sales of investments are recorded on a trade date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gains or losses on investment sales represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year. Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of ERISA and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan’s various investment alternatives. Participant contributions in Kohl’s Corporation common stock are limited to 25% of a participant’s total contribution amount.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan and are made in cash. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

Plan Year

The Plan’s fiscal year ends on the Saturday closest to January 31. Fiscal 2010 ended on January 29, 2011 and fiscal 2009 ended on January 30, 2010.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

Notes Receivable from Participants

In September 2010, the Financial Accounting Standards Board (“FASB”) released Accounting Standards Update (“ASU”) 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans. The ASU clarifies how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans were previously classified as investments at fair value. The ASU requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. As required under the ASU, the Plan has retrospectively adopted the ASU for the Plan year ended January 30, 2010.

The adoption of the ASU impacted the classification of participant loans on the statement of net assets available for benefits, but had no impact on net assets available for benefits.

3. Contributions and Benefit and Withdrawal Payments

Effective January 31, 2010, eligible participants may make voluntary tax-deferred contributions up to a total of 100% of their base compensation (as defined), subject to certain statutory limits, an increase from the prior maximum contribution of 25%. Participant contributions made with tax-deferred dollars under Section 401(k) of the Internal Revenue Code (“IRC”) are excluded from the participant’s current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant’s contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. Effective January 31,

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

2010, the Company’s matching contribution is equal to 100% of each participant’s contribution, up to a maximum of 5% of the participant’s base compensation, an increase from the prior maximum match of 3%. The Plan also provides for additional Company contributions based on the discretion of the Company’s Board of Directors.

Company contributions made after January 30, 2010 vest immediately. Company contributions made before January 30, 2010 are 100% vested after three years of credited service, as defined by the Plan.

Subject to the terms of the Plan, upon termination, the nonvested portion of any participant account is generally forfeited and applied to reduce future Company contributions. Forfeitures used to reduce contributions totaled approximately $2.1 million for the year ended January 29, 2011 and $1.9 million for the year ended January 30, 2010. Unallocated forfeitures, which were used to reduce Company contributions in the following year, totaled $353 thousand as of January 29, 2011 and $357 thousand as of January 30, 2010.

Vested benefits for retired participants and total and permanently disabled participants are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Vested benefits for terminated participants and deceased participants are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account, which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for six months following receipt of a hardship withdrawal.

4. Investments

The Plan’s investments are classified into one of the following pricing categories:

•	Level 1 - Securities valued using quoted prices from active markets for identical assets

•	Level 2 - Securities not traded on an active market but for which there are readily available observable market inputs that are corroborated by market data

Investments are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

The following table sets forth the fair value of the Plan’s investments:

	January 29, 2011
	Level 1	Level 2	Total	January 30, 2010
Kohl’s Common Stock	$60,217,351	$—	$60,217,351	$58,372,802
Common Collective
Trust Fund	—	75,397,045	75,397,045	71,212,241
Common Collective
Trust Index Fund	—	45,157,624	45,157,624	34,766,676
Mutual Funds:			—
Age Based	146,854,221	—	146,854,221	88,522,932
Large Cap Growth	71,242,547	—	71,242,547	58,711,100
Global	60,415,262	—	60,415,262	54,170,128
Balanced	41,976,881	—	41,976,881	36,327,745
Fixed-Income	40,192,304	—	40,192,304	32,783,218
Large Cap Value	31,221,106	—	31,221,106	24,263,185
Small Cap Blend	17,038,412	—	17,038,412	8,706,136
Mid Cap Blend	3,812,208	—	3,812,208	448,314

Total Mutual Funds	412,752,941	—	412,752,941	303,932,758

Total Investments	$472,970,292	$120,554,669	$593,524,961	$468,284,477

There have been no transfers of investments between levels in fiscal years 2010 and 2009

During the year ended January 29, 2011, the Plan’s investments, including investments purchased, sold, and held, appreciated in fair value as determined by quoted redemption or market prices as follows:

Kohl’s Corporation common stock	$985,030
Common collective trust index fund	6,893,336
Mutual funds	51,400,012

$59,278,378

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

The fair value of investments representing 5% or more of the Plan’s assets are as follows:

	January 29, 2011	January 30, 2010
SSGA Target Retirement Portfolio	$146,854,221	$88,522,931
Putnam Stable Value Fund	75,397,045	71,212,241
American Funds Growth Fund of America	71,242,547	58,711,100
American Funds Europacific Growth Fund	60,415,262	54,170,128
Kohl’s Corporation Common Stock*	60,217,351	58,372,802
Vanguard Institutional Index Fund	45,156,804	—
T. Rowe Price Balanced Fund	41,976,881	36,327,745
PIMCO Total Return Fund	37,686,627	32,301,544
Dodge & Cox Stock Fund	31,221,106	24,263,185
Vanguard 500 Index Fund Signal Shares	820	34,766,676

*Indicates party in interest to the Plan

Common Collective Trust Fund

The Putnam Stable Value Fund (the “Stable Value Fund”), a common collective trust fund, invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective investment trusts) with similar characteristics. The Stable Value Fund primarily holds investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements.

The interest crediting rate is the periodic interest rate accrued to participants and is either set at the beginning of the contract and held constant, or reset periodically to reflect the performance of the underlying securities. Variables impacting future crediting rates include current yield and duration of the assets backing the contracts, existing differences between the market values of assets backing the contracts and the contract values of the contracts.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment in the Stable Value Fund at contract value. Certain events may limit the ability of the Plan to transact at contract value with the issuer. The plan administrator does not believe that the occurrence of any such event is probable. The average yield and crediting interest rates were approximately four percent for the year ended January 29, 2011 and approximately three percent for the year ended January 30, 2010.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

The table below reconciles the fair value and the contract value of the Common Collective Trust Fund:

	January 29, 2011	January 30, 2010
Fair value	$75,397,045	$71,212,241
Adjustment to contract value	(4,082,070)	(2,952,245)

Contract value	$71,314,975	$68,259,996

5. Amount Owed to Participants Withdrawing from the Plan

There were no amounts owed to participants who have withdrawn from the Plan as of January 29, 2011 or January 30, 2010.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

7. Transactions With Parties-in-Interest

During fiscal 2010, the Plan purchased and sold Kohl’s Corporation common stock as indicated in the following table. Such purchases and sales were made at the market price for the stock on the respective dates.

	Purchases	Sales
Amount	$10,631,399	$9,771,881
Number of shares	204,774	187,534

No dividends were declared or paid on the Company’s common stock in fiscal 2010.

Kohl’s Department Stores, Inc. Savings Plan

Notes to Financial Statements

January 29, 2011 and January 30, 2010

8. Reconciliation of Financial Statements to Schedule H Form 5500

The following is a reconciliation of the assets available for benefits as reported in the financial statements to the assets as reported on the 2010 Form 5500, Schedule H, Part I:

	January 29, 2011	January 30, 2010
Assets available for benefits as reported in the financial statements	$608,020,300	$494,755,772
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	4,082,070	2,952,245

Assets as reported on Form 5500	$612,102,370	$497,708,017

The following is a reconciliation of the net increase in assets available for benefits as reported in the 2010 financial statements to the net gain as reported on the 2010 Form 5500, Schedule H, Part II:

Net increase in assets available for benefits as reported in the financial statements	$113,264,528
Adjustment to fair value from contract value for investment relating to fully benefit-responsive investment contracts	1,129,825

Net gain as reported on Form 5500	$114,394,353

Kohl’s Department Stores, Inc. Savings Plan

Employer Identification Number 13-3357362

Plan Number 002

Schedule H, Line 4i- Schedule of Assets (Held At End of Year)

January 29, 2011

Parties in interest to the Plan	Identity of Issue, Borrower, Lessor or Similar Party	Cost	Current Value
*	Kohl’s Corporation Common Stock	**	$60,217,351
	Mutual Funds:
	American Funds Europacific Growth Fund	**	60,415,262
	American Funds Growth Fund of America	**	71,242,547
	Dodge & Cox Stock Fund	**	31,221,106
	Blackrock Inflation Protected Bond Institution	**	2,505,677
	JPMorgan Mid Cap Equity Select	**	3,812,208
	PIMCO Total Return Fund	**	37,686,627
	T. Rowe Price Small Cap Stock Fund	**	17,038,412
	T. Rowe Price Balanced Fund	**	41,976,881
	SSGA Target Retirement Income Strategy	**	3,377,559
	SSGA Target Retirement 2010 Strategy	**	5,390,552
	SSGA Target Retirement 2015 Strategy	**	12,046,998
	SSGA Target Retirement 2020 Strategy	**	16,738,048
	SSGA Target Retirement 2025 Strategy	**	19,811,094
	SSGA Target Retirement 2030 Strategy	**	20,381,092
	SSGA Target Retirement 2035 Strategy	**	18,027,830
	SSGA Target Retirement 2040 Strategy	**	16,124,988
	SSGA Target Retirement 2045 Strategy	**	16,925,554
	SSGA Target Retirement 2050 Strategy	**	18,030,506

	Common Collective Trust Index Fund:
	Vanguard 500 Index Fund Signal Shares	**	820
	Vanguard Institutional Index Fund	**	45,156,804
	Common Collective Trust Fund:
	Putnam Stable Value Fund	**	75,397,045

*	Participant Notes Receivable, interest ranges from 3.25 - 8.25%; Maturities through 2016	-0-	17,675,702

			$611,200,663

*	Indicates party in interest to the Plan
**	Cost omitted for participant directed funds

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

KOHL’S DEPARTMENT STORES, INC. SAVINGS PLAN

/s/ Wesley S. McDonald
Wesley S. McDonald
Senior Executive Vice President, Chief Financial Officer

Date: July 25, 2011